Filed by Anixter International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Anixter International Inc.
Commission File No.: 001-10212
Date: March 16, 2020

The following is an email sent by John Engel, Chairman, President and Chief Executive Officer of WESCO International, Inc. and Bill Galvin, President and Chief Executive Officer of Anixter International Inc. to employees of WESCO International, Inc. and Anixter International Inc. on March 16, 2020.

Fellow WESCO and Anixter Employees,

We wanted to update you on the progress we’re making to complete the merger and provide additional perspective on some recent positive developments and events.

Executive leaders from both WESCO and Anixter met last Thursday to discuss the remaining steps to close the transaction and solidify the plan to integrate our two companies. We are pleased that the organizations are well aligned as both companies focus on people first, are customer- and solution-oriented, and drive innovation and collaboration across our businesses. Further, we maintain a relentless focus on winning with customers by partnering with suppliers. It is clear that our future together is bright.

All of our applications for regulatory approval have been filed, and we are pleased to have made substantial progress in some jurisdictions including the United States. The Anixter stockholder vote to approve the transaction will take place on April 9, 2020, and will represent another major milestone in the process to complete our merger.

Over the past few weeks, WESCO has communicated additional information to the investor community regarding the expected benefits of the merger. These materials are available for you to review on WESCO’s website. While the coronavirus outbreak has had a significant impact on the financial markets, it is important to understand that WESCO has committed financing in-place to complete the transaction, and we remain on track to successfully complete the merger in the second or third quarter of this year.

Integration planning has begun and WESCO has hired a global consulting firm with one of the most-respected integration practices in the world to serve as the integration management advisor. Dave Schulz (WESCO’s CFO) and Ted Dosch (Anixter’s CFO) will lead the integration planning efforts for WESCO and Anixter, respectively. In conjunction with our integration management advisor, leaders from both companies, with expertise in their respective business and functional areas, will form the Integration Management Office (IMO) and will collectively oversee the integration planning process. These WESCO and Anixter leaders will be named over the next two weeks in support of an IMO kick-off event which will be held later this month. We are committed to continuing to keep all employees up to date on the integration planning process and will be providing periodic updates to communicate decisions as they are made.

“I have enjoyed working with the Anixter team in the integration planning process and I am impressed by the company’s commitment to excellence,” said John Engel, WESCO Chairman, President, and Chief Executive Officer. “Combining these two exceptional companies will create the premier electrical and datacom distribution company and drive value for the customers, suppliers, and employees of both organizations as well as for our shareholders.”

“We have had high-level meetings to get to know the WESCO team. It is obvious that both organizations are committed to a relentless focus on providing solutions that exceed the expectations of the customer,” said Bill Galvin, Anixter President and Chief Executive Officer. “Leaders from WESCO have outlined a structure and plan to begin detailed integration meetings which will be launched in the coming weeks. The integration planning process will provide an excellent opportunity to bring together the best elements of each company.”

Until our next update, please keep yourselves and your families healthy.

John Engel Chairman, President, and Chief Executive Officer WESCO International, Inc.	Bill Galvin President and Chief Executive Officer Anixter International, Inc.

Forward-Looking Statements
All statements made herein that are not historical facts should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction between WESCO International, Inc. (“WESCO”) and Anixter International Inc. (“Anixter”), expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address WESCO's expected future business and financial performance and other statements identified by words such as anticipate, plan, believe, estimate, intend, expect, project, will and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of WESCO's management as well as assumptions made by, and information currently available to, WESCO's management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of WESCO's and WESCO's management's control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Certain of these risks are set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as the Company's other reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These risks, uncertainties and assumptions also include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction between WESCO and Anixter that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO's common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk that the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO's control.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, on each of March 4, 2020 and March 9, 2020, WESCO filed with the SEC an amendment to the registration statement originally filed on February 7, 2020, which includes a prospectus of WESCO and a proxy statement of Anixter, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on March 11, 2020 and the proxy statement/prospectus has been mailed to Anixter's stockholders. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESCO, ANIXTER AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO's website at wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter's website at investors.anixter.com/financials/sec-filings.

Participants in the Solicitation
WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020, and amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 9, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended January 3, 2020, which was filed with the SEC on February 20, 2020, and amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 9, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.